Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto Plc

Commission File No.: 001-10533

and

Rio Tinto Limited

Commission file No.: 000-20122

The following are excerpts of a slide presentation delivered at BHP Billiton Limited’s Annual General Meeting held November 28, 2007, and made available on that date.

28 November 2007 BHP Billiton Limited Annual General Meeting

Disclaimer
This document has been prepared by BHP Billiton Ltd and BHP Billiton Plc (“BHP Billiton") and comprises the written materials/slides for a presentation concerning BHP
Billiton given at the Annual General Meeting of BHP Billiton Ltd held on Wednesday 28 November 2007. By reviewing/attending this presentation you agree to be bound by the following conditions.
The directors of BHP Billiton accept responsibility for the information contained in this presentation. Having taken all reasonable care to ensure that such is the case, the information contained in this presentation is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.
This presentation is for information purposes only and does not constitute or form part of any offer or invitation to acquire, sell or otherwise dispose of, or issue, or any solicitation of any offer to sell or otherwise dispose of, purchase or subscribe for, any securities, nor does it constitute investment advice, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements). No offering of securities shall be made into the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.
Neither this presentation nor any copy of it may be taken or transmitted or distributed or redistributed (directly or indirectly) in Canada or Japan. The distribution of this document in other jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.
Certain statements in this presentation are forward-looking statements. Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. Such forward-looking information includes, without limitation, the statements as to the impact of the proposed transaction on revenues, costs and earnings. These forward-looking statements speak only as at the date of this presentation. Such statements are based on current expectations and beliefs and, by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially from any expected future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding BHP Billiton's present and future business strategies and the environments in which BHP Billiton will operate in the future and such assumptions may or may not prove to be correct.
The information and opinions expressed in this presentation are subject to change without notice and BHP Billiton expressly disclaims any obligation (except as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover Panel, or the listing rules of ASX Limited) or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in BHP Billiton's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Disclaimer (Continued)
In connection with BHP Billiton's proposed combination with Rio Tinto Ltd and Rio Tinto plc ("Rio Tinto") by way of the proposed Schemes of Arrangement (the "Schemes"), the new BHP Billiton shares to be issued to Rio Tinto shareholders under the terms of the Schemes have not been, and will not be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state, district or other jurisdiction of the United States, and no regulatory clearances in respect of the new BHP
Billiton shares have been, or (possibly with certain limited exceptions) will be, applied for in any jurisdiction of the United States. It is expected that the new BHP Billiton shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof.
In the event that the proposed Schemes do not qualify (or BHP Billiton otherwise elects pursuant to its right to proceed with the transaction in a manner that does not qualify) for an exemption from the registration requirements of the US Securities Act, BHP Billiton would expect to register the offer and sale of the securities it would issue to Rio Tinto US shareholders and Rio Tinto ADS holders by filing with the US Securities and Exchange Commission (the “SEC”) a registration statement (the “Registration
Statement”), which would contain a prospectus (“Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.
US INVESTORS AND US HOLDERS OF RIO TINTO SECURITIES AND ALL HOLDERS OF RIO TINTO ADSs ARE URGED TO READ THE REGISTRATION
STATEMENT AND PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL
TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY
WILL CONTAIN IMPORTANT INFORMATION.
If and when filed, investors and security holders will be able to obtain a free copy of the Registration Statement and Prospectus as well as other relevant documents filed with the SEC at the SEC's website
(http://www.sec.gov),
once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Proposal to combine BHP Billiton & Rio Tinto
• Founded on widely acknowledged rationale and logic
• Will accelerate resource development to meet increasing demand
• Unique synergies between the two companies
• Unlocks value for shareholders of BHP Billiton & Rio Tinto